

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2009

Mail Stop 7010

Via U.S. mail

Nathaniel T. Brown
Chief Executive Officer, President, Chief Financial Officer and Secretary
Eden Bioscience Corporation
14522 NE North Woodinville Way, Suite 202B
Woodinville, WA 98072

Re: **Eden Bioscience Corporation**
Preliminary Proxy Statement on Schedule 14A Amendment No.1
Filed on February 17, 2009
File No.: 001-33510

Dear Mr. Brown:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

1. We note your revised disclosure in response to comment one of our January 13, 2009 letter. As outlined in Section II.F.2.a of SEC Release 33-7760, the purpose of the summary term sheet is to provide the shareholders "with a concise, easy to read term sheet that highlights the most important and relevant information regarding an extraordinary transaction". Please further revise your summary term sheet to condense the information being communicated to the shareholders.

The Special Meeting, page 11
Voting Procedures, page 12
Proxies, Page 12

2. We note your response to our prior comment 3, in particular your position on whether disclosure is required in the proxy card. Please be advised that the Commission's guidance on this point is clear (see last sentence of Section N.17 of the Commission's Manual of Publicly Available Telephone Interpretations). Disclosure regarding the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission must also be made on the

proxy card. Please revise your disclosure accordingly.

Background and Reasons for the Proposed Dissolution and Liquidation, page 29
Background, page 30

3. We note your responses to our prior comments 10 and 11. Given Company A's beneficial ownership in the company and the two beneficial owners listed on page 55 of the proxy statement, please disclose here the identity of Company A. Please also provide more detail about Company A's business background and experience.

4. We do not understand your statement in response to prior comment 13 that Stephens never rendered a report, opinion or appraisal to Eden. Please note that such report, opinion or appraisals can be oral. Your disclosure in the Background section, specifically pages 33 through 36, indicates that Stephens provided feedback and input on transactions with Companies A, B, and C as well as your dissolution. Please clarify the nature of Stephen's feedback.

5. On page 34 we note your revised disclosure in response to our prior comment 16. It appears from your disclosure that if financing had been available, a transaction with Company C would have been in the best interest of the company and its shareholders. If true, please so state in the filing.

6. We note your response to our prior comment 17. However, please provide more information regarding your contact and consideration of the financial sponsors.

Estimated Liquidating Distributions to Shareholders, page 44

7. Based on your footnote (c) disclosure, you are estimating operating expenses based on a thirteen month and a ten month period. Please tell us how you determined the period of time for purposes of these estimations. Further, please clarify how the expenses listed in sub-clause (iv) are different from the operating expenses listed in sub-clause (iii) of this footnote.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (206) 359-9264**

Scott B. Tallman, Esq.
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101